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                                                                   EX-99.(p)(15)

                                 CODE of ETHICS

Phocas Financial ("the Company") has adopted the CFA Institute's Code of Ethics. Accordingly, all employees of Phocas shall be required to follow the standards of conduct prescribed therein, as well as the Phocas Financial Compliance Manual in its entirety, specifically including, without limitation, the Securities Trading Policy. The following pages represent the complete Code of Ethics and Standards of Professional Conduct as published by the CFA Institute and the Company's Trading Policy.

Sanctions. If the Chief Compliance Officer ("CCO") determines that an employee has committed a violation of the Code, the Company may impose sanctions and take other actions as it deems appropriate, including a letter of caution or warning, suspension of personal trading privileges, suspension or termination of employment, fine, civil referral to the SEC and, in certain cases, criminal referral. The Company may also require the offending employee to reverse the trades in question, forfeit any profit or absorb any loss derived therefrom; and such forfeiture shall be disposed of in a manner that shall be determined by the Company in its sole discretion. Failure to timely abide by directions to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

Reporting Certain Conduct. If you know of, or reasonably believe there is, a violation of applicable laws or this Advisor Code, you must report that information immediately to the CCO. You should not conduct preliminary investigations, unless authorized to do so by the Compliance Department. Anyone who in good faith raises an issue regarding a possible violation of law, regulation or company policy or any suspected illegal or unethical behavior will be protected from retaliation.

Exceptions. Exceptions to the Code will rarely, if ever, be granted. However, the CCO may grant an occasional exception on a case-by-case basis when the proposed conduct involves negligible opportunities for abuse. All exceptions shall be solicited and issued in writing.

Compliance Certification. All employees shall sign a certificate promptly upon becoming employed or otherwise associated with the Company that evidences his or her receipt of this Code of Ethics.

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                                  CFA INSTITUTE
              CODE OF ETHICS AND STANDARDS OF PROFESSIONAL CONDUCT

                                    PREAMBLE

The CFA Institute Code of Ethics and Standards of Professional Conduct (Code and Standards) are fundamental to the values of CFA Institute and essential to achieving its mission to lead the investment profession globally by setting high standards of education, integrity, and professional excellence. High ethical standards are critical to maintaining the public's trust in financial markets and in the investment profession. Since their creation in the 1960s, the Code and Standards have promoted the integrity of CFA Institute members and served as a model for measuring the ethics of investment professionals globally, regardless of job function, cultural differences, or local laws and regulations. All CFA Institute members (including holders of the Chartered Financial Analyst(R) (CFA(R)) designation) and CFA candidates must abide by the Code and Standards and are encouraged to notify their employer of this responsibility. Violations may result in disciplinary sanctions by CFA Institute. Sanctions can include revocation of membership, candidacy in the CFA Program, and the right to use the CFA designation.

                               THE CODE OF ETHICS

Members of CFA Institute (including Chartered Financial Analyst(R) [CFA(R)] charterholders) and candidates for the CFA designation ("Members and Candidates") must:

     . Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession, and other participants in the global capital markets.

     . Place the integrity of the investment profession and the interests of clients above their own personal interests.

     . Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

     . Practice and encourage others to practice in a professional and ethical manner that will reflect credit on themselves and the profession.

     . Promote the integrity of, and uphold the rules governing, capital markets.

     . Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

                        STANDARD OF PROFESSIONAL CONDUCT

I.   PROFESSIONALISM

     A. Knowledge of the Law. Members and Candidates must understand and comply with all applicable laws, rules, and regulations (including the CFA Institute Code of

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          Ethics and Standards of Professional Conduct) of any government, regulatory organization, licensing agency, or professional association governing their professional activities. In the event of conflict, Members and Candidates must comply with the more strict law, rule, or regulation. Members and Candidates must not knowingly participate or assist in and must dissociate from any violation of such laws, rules, or regulations.

     B. Independence and Objectivity. Members and Candidates must use reasonable care and judgment to achieve and maintain independence and objectivity in their professional activities. Members and Candidates must not offer, solicit, or accept any gift, benefit, compensation, or consideration that reasonably could be expected to compromise their own or another's independence and objectivity.

     C. Misrepresentation. Members and Candidates must not knowingly make any misrepresentations relating to investment analysis, recommendations, actions, or other professional activities.

     D. Misconduct. Members and Candidates must not engage in any professional conduct involving dishonesty, fraud, or deceit or commit any act that reflects adversely on their professional reputation, integrity, or competence.

II.  INTEGRITY OF CAPITAL MARKETS

     A. Material Nonpublic Information. Members and Candidates who possess material nonpublic information that could affect the value of an investment must not act or cause others to act on the information.

     B. Market Manipulation. Members and Candidates must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants.

III. DUTIES TO CLIENTS

     A. Loyalty, Prudence, and Care. Members and Candidates have a duty of loyalty to their clients and must act with reasonable care and exercise prudent judgment. Members and Candidates must act for the benefit of their clients and place their clients' interests before their employer's or their own interests. In relationships with clients, Members and Candidates must determine applicable fiduciary duty and must comply with such duty to persons and interests to whom it is owed.

     B. Fair Dealing. Members and Candidates must deal fairly and objectively with all clients when providing investment analysis, making investment recommendations, taking investment action, or engaging in other professional activities.

     C.   Suitability.

          1. When Members and Candidates are in an advisory relationship with a client, they must:

               a. Make a reasonable inquiry into a client's or prospective clients' investment experience, risk and return objectives, and financial constraints prior to making any investment recommendation or

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                    taking investment action and must reassess and update this information regularly.

               b. Determine that an investment is suitable to the client's financial situation and consistent with the client's written objectives, mandates, and constraints before making an investment recommendation or taking investment action.

               c. Judge the suitability of investments in the context of the client's total portfolio.

          2. When Members and Candidates are responsible for managing a portfolio to a specific mandate, strategy, or style, they must only make investment recommendations or take investment actions that are consistent with the stated objectives and constraints of the portfolio.

     D. Performance Presentation. When communicating investment performance information, Members or Candidates must make reasonable efforts to ensure that it is fair, accurate, and complete.

     E. Preservation of Confidentiality. Members and Candidates must keep information about current, former, and prospective clients confidential unless:

          1. The information concerns illegal activities on the part of the client or prospective client.

          2.   Disclosure is required by law.

          3. The client or prospective client permits disclosure of the information.

IV.  DUTIES TO EMPLOYERS

     A. Loyalty. In matters related to their employment, Members and Candidates must act for the benefit of their employer and not deprive their employer of the advantage of their skills and abilities, divulge confidential information, or otherwise cause harm to their employer.

     B. Additional Compensation Arrangements. Members and Candidates must not accept gifts, benefits, compensation, or consideration that competes with, or might reasonably be expected to create a conflict of interest with, their employer's interest unless they obtain written consent from all parties involved.

     C. Responsibilities of Supervisors. Members and Candidates must make reasonable efforts to detect and prevent violations of applicable laws, rules, regulations, and the Code and Standards by anyone subject to their supervision or authority.

V.   INVESTMENT ANALYSIS, RECOMMENDATIONS, AND ACTION

     A.   Diligence and Reasonable Basis. Members and Candidates must:

          1. Exercise diligence, independence, and thoroughness in analyzing investments, making investment recommendations, and taking investment actions.

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          2.   Have a reasonable and adequate basis, supported by appropriate research and investigation, for any investment analysis, recommendation, or action.

     B. Communication with Clients and Prospective Clients. Members and Candidates must:

          1. Disclose to clients and prospective clients the basic format and general principles of the investment processes used to analyze investments, select securities, and construct portfolios and must promptly disclose any changes that might materially affect those processes.

          2. Use reasonable judgment in identifying which factors are important to their investment analyses, recommendations, or actions and include those factors in communications with clients and prospective clients.

          3. Distinguish between fact and opinion in the presentation of investment analysis and recommendations.

     C. Record Retention. Members and Candidates must develop and maintain appropriate records to support their investment analysis, recommendations, actions, and other investment-related communications with clients and prospective clients.

VI.  CONFLICTS OF INTEREST

     A. Disclosure of Conflicts. Members and Candidates must make full and fair disclosure of all matters that could reasonably be expected to impair their independence and objectivity or interfere with respective duties to their clients, prospective clients, and employer. Members and Candidates must ensure that such disclosures are prominent, are delivered in plain language, and communicate the relevant information effectively.

     B. Priority of Transactions. Investment transactions for clients and employers must have priority over investment transactions in which a Member or Candidate is the beneficial owner.

     C. Referral Fees. Members and Candidates must disclose to their employer, clients, and prospective clients, as appropriate, any compensation, consideration, or benefit received from, or paid to, others for the recommendation of products or services.

VII. RESPONSIBILITIES AS A CFA INSTITUTE MEMBER OR CFA CANDIDATE

     A. Conduct as Members and Candidates in the CFA Program. Members and Candidates must not engage in any conduct that compromises the reputation or integrity of CFA Institute or the CFA designation or the integrity, validity, or security of the CFA examinations.

     B. Reference to CFA Institute, the CFA designation, and the CFA Program. When referring to CFA Institute, CFA Institute membership, the CFA designation, or candidacy in the CFA Program, Members and Candidates must not misrepresent or exaggerate the meaning or implications of membership in CFA Institute, holding the CFA designation, or candidacy in the CFA Program.